UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
_________________________________________

WASHINGTON, D.C.  20549

FORM 20-F
Amendment No. 1

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended ____________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _____________

Commission file number 000-55103
_________________________________________

PACIFIC THERAPEUTICS LTD.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

409 Granville Street, Suite #1500
Vancouver, BC, V6C-1T2 Canada

(Address of principal executive offices)

Tel: 604-738-1049
Fax: 604-738-1094

(Name, Telephone, E-Mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Not Applicable	Not Applicable
_________________________________________

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Securities registered or to be registered pursuant to Section 12(g) of the Act:

26,586,825 CLASS A COMMON SHARES, NO PAR VALUE
Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 22,586,825 Class A Common Shares, no par value, as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned Company, as defined in Rule 405 of the Securities Act.

YES ☐    NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐    NO ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES  ☐   NO ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site: if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☐    NO ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 in the Exchange Act. (Check one):

Large Accelerated Filer ☐                             Accelerated Filer ☐                           Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17    ☐ Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

YES ☐    NO ☐

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 EXPLANATORY NOTE

We are filing this Amendment No. 1 to the Form 20-F (“Amended Report”) that we filed on November 13, 2013 (the "Original Report") pursuant to a SEC comment letter dated November 26, 2013 requesting revisions to certain aspects of Exhibit 15.1, the Independent Auditor's Report.  Specifically, Exhibit 15. 1 has now been revised to (i) explicitly state that the financial statements comply with IFRS as issued by the IASB and (ii) ensure compliance with PCAOB standards regarding going concern uncertainties.  This Amended Report should be read in conjunction with the Original Report and our other reports filed with the SEC subsequent to the filing of our Original Report, including any amendments to those filings.

PACIFIC THERAPEUTICS LTD.
Table of Contents

Page
PART III	1
Item 19. Exhibits	1
SIGNATURES	2

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Part III

Item 19.          Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Incorporation *
2.1	Form of Promissory Note *
2.2	Form of Warrant *
2.3	Form of Warrant *
2.4	Form of Warrant *
2.5	2012 Stock Option Plan *
2.6	Form of Stock Option Agreement for Scientific Advisory Board Members *
4.1	Employment Agreement by and between the Company and Doug Unwin, dated January 1, 2010 *
4.2	Form of Agreement for Escrow Arrangements under National Policy 46-201 Escrow for Initial Public Offerings , dated August 30, 2011 *
4.3	Development and Commercialization Agreement by and between the Company and IntelGenx Corp, dated February 28, 2011 *
11.1	Code of Business Conduct and Ethnics *
11.2	Charter of Audit Committee *
15.1	Independent Auditor’s Report (filed herewith)
15.2	Consent of Independent Registered Public Accounting Firm (filed herewith)
15.3	Annual Financial Statements as of December 31, 2012 , 2011 and 2010, as amended *
15.4	Management’s Discussion and Analysis for the year ended December 31, 2012 *
15.5	(Unaudited) Quarterly Financial Statements as of March 31, 2013, as amended *
15.6	(Unaudited) Quarterly Financial Statements as of June 30, 2013 *

* The exhibit has been filed with Form 20-F on November 13, 2013, under the same exhibit numbers.

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SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on this amendment to Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

PACIFIC THERAPEUTICS LTD

Date: December 4, 2013	By:	/s/ Douglas H. Unwin
Name: Douglas H. Unwin
Title: Chief Executive Officer

By:	/s/ Derick Sinclair
Name: Derick Sinclair
Title: Chief Financial Officer

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